FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 7, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                                      Yes                                        No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                                      Yes                                        No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                                                                      Yes                                        No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release, dated August 6, 2009, entitled “Telecom Argentina S.A. announces consolidated six-month period (“1H09”) and second quarter results for fiscal year 2009 (“1H09”)

FOR IMMEDIATE RELEASE

Market Cap: P$10.5 billion

August 6, 2009

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A. announces consolidated six-month period (“1H09”) and second quarter results for fiscal year 2009 (“2Q09”)*

•	Consolidated Net Revenues amounted to P$5,754 million (+14% vs. 1H08); Internet +43% vs. 1H08; Mobile business in Argentina +16% vs. 1H08.

•	Mobile subscribers: 15.4 million (+17% vs. 1H08); Broadband subscribers: 1.1 million (+24% vs. 1H08); Fixed lines in service: 4.3 million (+2% vs. 1H08).

•	Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$1,841 million (+9% vs. 1H08), 32% of Net Revenues. Growth was mainly fueled by mobile services and broadband in Argentina.

•	Operating Profit amounted to P$1,311 million (+25% vs. 1H08), 23% of Net Revenues.

•	Net Income reached P$703 million (+15% vs. 1H08).

•	Investments (excluding materials) totaled P$529 million.

•

Net Financial Debt (before NPV effect) reached P$573 million (-P$757 million vs. 1H08). Net Financial Debt to OPBDA ratio declined from 0.4x as of the end of June 2008 to 0.2x as of the end of June 2009.

	As of June 30
(in million P$, except where noted)	2009	2008	Δ $	Δ %
Consolidated Net Revenues	5,754	5,051	703	14%
Voice, Data & Internet	1,990	1,764	226	13%
Mobile	3,764	3,287	477	15%
Operating Profit before D&A	1,841	1,687	154	9%
Operating Profit	1,311	1,049	262	25%
Net Income	703	613	90	15%
Shareholder’s equity	4,712	3,677	1,035	28%
Net Financial Debt - Before NPV effect	573	1,330	(757)	-57%
CAPEX (excluding materials)	529	716	(187)	-26%
Fixed lines in service (in thousand lines)	4,335	4,253	82	2%
Mobile customers (in thousands)	15,354	13,125	2,229	17%
Personal (Argentina)	13,586	11,379	2,207	19%
Núcleo (Paraguay)	1,768	1,746	22	1%
Broadband customers (in thousands)	1,120	902	218	24%

*	Non audited financial data

1	www.telecom.com.ar

Buenos Aires, August 6, 2009 – Telecom Argentina (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications groups, announced today Net Income of P$703 million for the six-month period ended June 30, 2009 or +15% when compared to the same period last year.

	1H09	1H08	Δ $	Δ %
Net Revenues (MMP$)	5,754	5,051	703	14%
Net Income (MMP$)	703	613	90	15%
Earnings per Share (P$)	0.71	0.62	0.09
Earnings per ADR (P$)	3.57	3.11	0.46
OPBDA*	32%	33%
Operating Profit*	23%	21%
Net Income*	12%	12%

*	As a percentage of Net Revenues

During 1H09, Consolidated Net Revenues increased by 14% (+P$703 million vs. 1H08) to P$5,754 million, mainly fueled by the Mobile and Broadband businesses. Moreover, Operating Profit increased by 25% (+P$262 million vs. 1H08) to P$1,311 million.

Consolidated Operating Revenues

Fixed Telephony (Voice, Data Transmission & Internet)

During the first half of 2009, revenues generated by these services amounted to P$1,990 million, +13% vs. 1H08, where in relative terms Internet revenues have grown the most (+43% vs. 1H08).

Voice

Total Revenues for this service reached P$1,377 million in 1H09 (+4% vs. 1H08). The results of this line of business are still affected by frozen tariffs of regulated services.

Monthly Charges and Supplementary Services increased by P$24 million, or 6% vs. 1H08, to P$417 million, as a consequence of a higher number of lines in service (+2%), which reached more than 4.3 million, and 16% increase in supplementary services.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled P$625 million, an increase of 3% vs. 1H08, despite a slight decrease in volume in local traffic (-6% vs. 1H08) and in domestic long distance traffic (-5% vs. 1H08) affected by the mobile substitution trend. Otherwise, international traffic continued growing slightly (+1% vs. 1H08).

Interconnection revenues amounted to P$213 million (+12% vs. 1H08), mainly as a consequence of traffic originated in cellular lines from other operators but transported by and terminated in the Company’s fixed-line network.

Other revenues reached P$122 million (-9% vs. 1H08). This reduction is mainly as a consequence of a decrease in Public Telephony revenues (-P$10 million or -22% vs. 1H08).

2	www.telecom.com.ar

Data Transmission and Internet

Data transmission revenues amounted to P$127 million (+23% vs. 1H08), generated by the offer of modern solutions to the corporate market geared toward addressing internal infrastructure needs. This has enhanced its position as an integrated provider of innovative ICT solutions (connectivity, housing and hosting, among others).

Revenues related to Internet reached P$486 million (+147 million or 43% vs. 1H08), mainly due to the substantial expansion of the broadband service, driven by an increase in subscribers, better network coverage, commercial promotions and innovation of the service portfolio. In addition, ARPU improved 16% when compared to 1H08 due to the clients that maintained the service paying full tariff, without promotions after the first six months of subscription.

As of June 30, 2009, Telecom reached 1.120 thousands ADSL customers (+24% vs. 1H08). These connections represent approximately 26% of Telecom’s fixed lines in service.

Data Transmission and Internet both have significantly increased their contribution to net consolidated revenues reaching a 11% participation (vs. 9% in 1H08) and representing 31% of fixed telephony segment revenues (vs. 25% in 1H08).

Commercial Initiatives

During 1H09 one of the main offerings to residential customers was a bundled commercial package combining fixed-telephony broadband and satellite TV. This product is the result of a commercial agreement between Telecom and Direct TV. It is available in several cities in the country and will soon be extended throughout Telecom’s entire area of operation.

As for the specific services to the SME market, Telecom developed a new platform that will offer all services of the Arnet BIZ family. This platform allows SME customers access to several value-added services. The new platform is hosted in Telecom’s Datacenter, with high capacity and availability that ensures connectivity to the Internet for SMEs directly through Telecom’s IP Backbone.

In this way Telecom intensifies its strategy of offering small and medium-sized innovative services comparable to those rendered to large corporations, without the need for important investments.

Mobile Services

In this quarter, clients have significantly increased reaching 15.4 million subscribers as of the end of June 2009 representing an increase of 0.4 million since March 2009 and 2.2 million since June 2008.

During 1H09, net revenues reached P$3,764 million (+15% vs. 1H08).

3	www.telecom.com.ar

Telecom Personal in Argentina

As of the end of June 2009, Personal reached 13.6 million subscribers in Argentina (+2.2 million, or +19% vs. 1H08) which allowed the Company to enhance its market position and strengthens its potential for future revenue growth. During 1H09 the strong increase in net additions continued with the incorporation of about 1 million subscribers (vs. +0.7 million net additions in 1H08).

Approximately 68% of the overall subscriber base is prepaid and 32% is postpaid (including “Cuentas claras” plans).

Personal continued with the consistent growth in Total Revenues (including handset sales) reaching P$3,574 million (+16% vs. 1H08), supported by the increase in overall voice traffic minutes by 17% vs. 1H08 and in value-added services (VAS) revenues by 33% vs. 1H08. Service revenues reached P$3,235 million (+18% vs. 1H08) where 32% of them correspond to VAS revenues. Noteworthy is SMS traffic performance, which climbed from a monthly average of 1,062 million messages in 1H08 to 2,624 million in 1H09 (+147% vs. 1H08), with similar service quality levels.

As a consequence of the traffic increase and higher usage of value-added services, Average Monthly Revenue per User (“ARPU”) remained stable at approximately P$40 in 1H09 despite a significant level of penetration.

Personal’s contribution to consolidated margins has improved since 1H08 despite its intense commercial activity focused on the expansion of its subscriber base and high-value segment retention efforts continued.

Initiatives

During this quarter, in connection with Father’s Day and in the framework of the campaign ‘Personal te conviene’ (‘Personal is convenient’), a new value offer integrating important benefits was launched to the market. New plans were designed incorporating, among other benefits, like numbers to make communications free of charge between our clients and extra credit.

Mobile broadband has been enhanced by data plans and the 2.0 version of the Pack offering, that targets social networks. International roaming service was extended also for prepaid clients to more than 200 different destinations all over the world.

Furthermore, continuing with the strategic links between Personal and the entertainment industry, Pack Music was introduced, the first market offer that integrates the acquisition of digital music in the package of services for current client plans.

Personal continued with the expansion of third generation infrastructure in both, capacity and coverage; under the HSDPA/UPA standard that, allows content under optimal conditions peaks of up to 7.2 MB of theoretical download velocity in certain cities. All of these actions are consistent with the strategy of enabling content and services to enhance the expansion of value-added services.

4	www.telecom.com.ar

Telecom Personal in Paraguay

By the end of June 2009, Nucleo’ s subscriber base reached approximately 1.8 million customers (+1% vs. 1H08). Prepaid and Postpaid customers represented 89% and 11%, respectively.

Personal’s controlled subsidiary in Paraguay generated revenues equivalent to P$190 million during 1H09 (-12% vs. 1H08).

Both the global crisis that affected the Paraguayan economy, impacting in the lower level of activity and local currency depreciation as well as intensive operator competition levels, had its effect on Nucleo’ s income.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$4,443 million in 1H09, which represents an increase of P$441 million, or +11%, vs. 1H08. The increase in costs is a consequence of a higher volume of revenues, inflationary effects on the cost structure, and greater expenses related to competition in mobile and internet businesses.

The cost breakdown is as follows:

•

Salaries and Social Security Contributions totaled P$688 million (+22% vs. 1H08), affected by increases in salaries agreed upon in 2008 and higher social security charges imposed by law. Regarding personnel, the decrease in headcount in fixed segment (-368 employees vs. 1H08) was partially compensated by the incorporation of 161 employees in the same period in the mobile business. The total headcount at the end of 1H09 was 15.322 employees.

•	Taxes reached P$472 million (+17% vs. 1H08), influenced mainly by higher rates in turnover taxes, municipal taxes and a higher volume of revenues.

•

Network access costs (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$682 million (+5% vs. 1H08) generated by higher traffic among mobile operators that accompanies the increase in revenues.

•

Agents, prepaid card commissions and other commissions were P$502 million (+19% vs. 1H08), mainly due to the increase in commissions paid to commercial agents and card distribution costs, as higher subscriber volume and sales of cards was registered.

5	www.telecom.com.ar

•

Advertising amounted to P$158 million (-17% vs. 1H08) and was oriented towards supporting the commercial activity in mobile services and Internet, and to strengthening the brand position of the Telecom Group.

•	Cost of handsets sold totaled P$520 million (+16% vs. 1H08) mainly due to an increase in subscriber additions and in the number of upgraded terminals.

•

Depreciation of Fixed and Intangible Assets reached P$530 million (-17% vs. 1H08). Fixed-line telephony totaled P$324 million (-17% vs. 1H08) and mobile services P$206 million (-17% vs. 1H08), mainly due to reestimation of the useful lifes of certain technical assets (-P$67 million in 1H09) and also since TDMA technology depreciation charges ended in March 2008 (-64 million vs. 1H08).

•	Others Costs totaled P$891 million (+30% vs. 1H08). The increase was due to the inflationary effects on related services.

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$151 million, an increase of P$143 million vs. 1H08. This was due to the loss registered in foreign currency exchange (-P$242 million vs. 1H08), since the appreciation of the Argentine Peso against the US dollar occurred in 1H08 by 4%; compensated by lower net interest (+P$73 million vs. 1H08) and the positive effect of holding results generated by inventories (+P$26 million vs. 1H08).

Consolidated Net Financial Debt

As of June 30 2009, Net Financial Debt (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivative Investments for Notes) amounted to P$573 million, a reduction of P$757 million as compared to June 2008 and P$339 million when compared to December 2008.

During 1H09, Personal purchased a nominal amount of US$8.77 million Series 3 Notes due 2010. Furthermore, during April 2009 Telecom Argentina purchased Notes in an aggregate principal nominal amount of Euros 18.5 million of Telecom’s Series A Euro Notes Due 2014 (equivalent to an outstanding amount of Euros 6.97 million). The Notes acquired were cancelled according to the terms and conditions of the respective Indentures.

On April 15, 2009, Telecom Argentina made, together with the corresponding interest payment, a principal mandatory payment (according to the terms and conditions of the restructured debt) of Notes in the amount of US$ 40 million (US$ 29 million of principal and US$ 11 million in interest), with the excess cash determined as of December 31, 2008.

6	www.telecom.com.ar

Consolidated Capital Expenditures

During 1H09, the Company invested P$529 million (excluding materials) in fixed and intangible assets. This amount was allocated to Voice, Data and Internet businesses (P$298 million) and mobile services (P$231 million). In relative terms, capex reached 9% of the revenues.

Main capex projects are related to the expansion of broadband services and to the upgrade of the network for next generation services (NGN), improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services.

Other Initiatives

During 2Q09, Telecom continued enhancing its position as an integrated provider of ICT solutions for wholesale and government segments. It was chosen by different clients to provide communication solutions for the optimization of operations of businesses processes:

Among these are noted:

•

Main Data Center Service for “Sistema Unico de Boleto Electronico” (SUBE), the Unified System for paying public transport in the metropolitan areas: Telecom will provide hosting service for the servers of administrative, transactional and service applications. It also includes the connectivity with AMBA (Buenos Aires Metropolitan Area) and the city of Rosario.

•

9-1-1 Emergency System in Rosario: Telecom was selected by the government of the Province of Santa Fe to perform the pilot test for the Integrated Management Emergency System 9-1-1 in the city of Rosario.

•

Data Center for Arcos Dorados Latinoamerica S.A. (McDonald´s for Latin America): Telecom developed a tailor-made solution that includes hosting service for servers, data storage in the storage area network (SAN), centralized back-up and professional assistance services to manage information, applications and servers that are critical for sustaining its operations in Latin America.

Recent relevant Matters

During 1H09 Telecom Personal made a dividend payment in cash of P$730 million. The distribution was approved by the Ordinary Shareholder’s Meeting of Telecom Personal, March 31, 2009. Such dividend was paid to Telecom Personal shareholders: Telecom Argentina and Nortel Inversora.

On August 4, 2009 the Board of Directors of Telecom Argentina resolved to call for the Annual Ordinary and Extraordinary Shareholders meeting for September 9, 2009.

***********

7	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of June 30, 2009, Telecom had 984,380,978 shares outstanding.

(*)	Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry 54-11-4968-3743	Solange Barthe Dennin 54-11-4968-3752	Evangelina Sánchez 54-11-4968-3718	Ruth Fuhrmann 54-11-4968-4448	Horacio Nicolás del Campo 54-11-4968-6236

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Half and Second Quarter - Fiscal Year 2009

(In millions of Argentine pesos, except statistical data)

1- Consolidated Balance Sheet

	6/30/2009	12/31/2008	Δ $	Δ %
Cash, equivalents and investments	1,717	1,125	592	53%
Trade receivables	1,027	1,009	18	2%
Other current assets	477	458	19	4%
Total Current Assets	3,221	2,592	629	24%
Fixed & Intangible assets	7,015	6,960	55	1%
Other non-current assets	81	97	(16)	-16%
Total Non Current Assets	7,096	7,057	39	1%
Total Assets	10,317	9,649	668	7%
Accounts payable	1,556	1,769	(213)	-12%
Loans	1,545	1,355	190	14%
Reserves	39	36	3	8%
Other current liabilities	835	901	(66)	-7%
Total Current Liabilities	3,975	4,061	(86)	-2%
Accounts payable	26	27	(1)	-4%
Loans	762	688	74	11%
Reserves	320	319	1	0%
Other non-current liabilities	450	453	(3)	-1%
Total Non Current Liabilities	1,558	1,487	71	5%
Total Liabilities	5,533	5,548	(15)	0%
Minority Interest	72	81	(9)	-11%
Shareholders’ equity	4,712	4,020	692	17%
Total Liabilities, Minority Interest and Equity	10,317	9,649	668	7%

2- Consolidated Loans

	6/30/2009	12/31/2008	Δ $	Δ %
Corporate Bonds	1,223	1,255	(32)	-3%
Banks and other financial institutions	86	89	(3)	-3%
Bank overdraft	218	—	218	—
Accrued interest	21	20	1	5%
Derivatives	6	—	6	—
Total Current Loans	1,554	1,364	190	14%
Corporate Bonds	725	688	37	5%
Banks and other financial institutions	37	—	37	—
Total Non Current Loans	762	688	74	11%
Total Loans (without NPV effect)	2,316	2,052	264	13%

Derivatives valuation effect for notes (Other Current Credits)	13	9	4	44%
Cash and cash equivalents	1,730	1,131	599	53%
NET FINANCIAL DEBT (without NPV effect)	573	912	(339)	-37%

9	www.telecom.com.ar

3- Consolidated Income Statement
Six-Months Comparison

(In million of Argentine pesos)	6/30/2009	6/30/2008	Δ $	Δ %
Net revenues	5,754	5,051	703	14%
Cost of services provided	(2,880)	(2,689)	(191)	7%
Gross Profit	2,874	2,362	512	22%
Administrative expenses	(199)	(168)	(31)	18%
Selling expenses	(1,364)	(1,145)	(219)	19%
Operating Profit	1,311	1,049	262	25%
Equity income from related companies	13	—	13	—
Financial and holding results	(151)	(8)	(143)	—
Other expenses, net	(72)	(91)	19	-21%
Results from ordinary operations	1,101	950	151	16%
Taxes on income	(394)	(328)	(66)	20%
Minority interest	(4)	(9)	5	-56%
Net Income	703	613	90	15%

Operating Profit before D & A	1,841	1,687	154	9%
As a % of Net Revenues	32%	33%

	6/30/2009	6/30/2008	Δ $	Δ %
Financial and Holding results
Financial results generated by assets
Interest on short term investments	61	47	14	30%
Foreign currency exchange results	91	(34)	125	—
Holding results generated by inventories	11	(15)	26	-173%
Other financial results	2	(2)	4	—
Total Financial results generated by assets	165	(4)	169	—
Financial results generated by liabilities
Interest	(69)	(128)	59	-46%
Foreign currency exchange results	(248)	119	(367)	—
Others	1	5	(4)	-80%
Total Financial results generated by liabilities	(316)	(4)	(312)	—
Total Financial and holding results	(151)	(8)	(143)	—

4- Consolidated Income Statement
Three Months Comparison

(In million of Argentine pesos)	6/30/2009	6/30/2008	Δ $	Δ %
Net revenues	2,925	2,571	354	14%
Cost of services provided	(1,475)	(1,387)	(88)	6%
Gross Profit	1,450	1,184	266	22%
Administrative expenses	(105)	(84)	(21)	25%
Selling expenses	(693)	(585)	(108)	18%
Operating Profit	652	515	137	27%
Equity income from related companies	13	—	13	—
Financial and holding results	(57)	52	(109)	—
Other expenses, net	(72)	(44)	(28)	64%
Results from ordinary operations	536	523	13	2%
Taxes on income	(181)	(179)	(2)	1%
Minority interest	(3)	(3)	—	0%
Net Income	352	341	11	3%

Operating Profit before D & A	924	808	116	14%
As a % of Net Revenues	32%	31%

10	www.telecom.com.ar

5- Consolidated Revenues Breakdown Six-Months Comparison

(In million of Argentine pesos)	6/30/2009	6/30/2008	Δ $	Δ %
Fixed Telephony	1,228	1,193	35	3%
Measured service Local	233	226	7	3%
Measured service DLD	243	250	(7)	-3%
Monthly charges	417	393	24	6%
Public telephones	36	46	(10)	-22%
Interconnection	213	190	23	12%
Others	86	88	(2)	-2%
International Telephony	149	129	20	16%
Data transmission & Internet	613	442	171	39%
Data	127	103	24	23%
Internet	486	339	147	43%
Measured service	28	27	1	4%
Monthly charges	456	310	146	47%
Modems	2	2	—	0%
MobileTelephony	3,764	3,287	477	15%
Telecom Personal	3,574	3,072	502	16%
Monthly fee and measured service	813	654	159	24%
Pre-paid card	515	443	72	16%
Calling Party Pays	275	271	4	1%
TLRD*	382	378	4	1%
VAS	1,048	790	258	33%
Handset sales	339	323	16	5%
Others	202	213	(11)	-5%
Núcleo	190	215	(25)	-12%
Monthly fee and measured service	36	30	6	20%
Pre-paid card	96	112	(16)	-14%
Calling Party Pays	5	15	(10)	-67%
TLRD*	19	29	(10)	-34%
VAS	12	11	1	9%
Handset sales	3	4	(1)	-25%
Others	19	14	5	36%
Total net revenues	5,754	5,051	703	14%

* Charges for the termination of calls of the cellular operators.

6- Consolidated Revenues Breakdown Three Months Comparison

(In million of Argentine pesos)	6/30/2009	6/30/2008	Δ $	Δ %
Fixed Telephony	619	608	11	2%
Measured service Local	121	117	4	3%
Measured service DLD	123	132	(9)	-7%
Monthly charges	210	197	13	7%
Public telephones	18	20	(2)	-10%
Interconnection	104	96	8	8%
Others	43	46	(3)	-7%
International Telephony	74	63	11	17%
Data transmission & Internet	318	230	88	38%
Data	67	49	18	37%
Internet	251	181	70	39%
Measured service	15	14	1	7%
Monthly charges	235	166	69	42%
Modems	1	1	—	0%
MobileTelephony	1,914	1,670	244	15%
Telecom Personal	1,817	1,562	255	16%
Monthly fee and measured service	414	332	82	25%
Pre-paid card	256	227	29	13%
Calling Party Pays	139	137	2	1%
TLRD*	189	194	(5)	-3%
VAS	546	398	148	37%
Handset sales	178	174	4	2%
Others	95	100	(5)	-5%
Núcleo	97	108	(11)	-10%
Monthly fee and measured service	21	14	7	50%
Pre-paid card	49	57	(8)	-14%
Calling Party Pays	2	7	(5)	-71%
TLRD*	10	15	(5)	-33%
VAS	6	6	—	0%
Handset sales	1	2	(1)	-50%
Others	8	7	1
Total net Revenues	2,925	2,571	354	14%

* Charges for the termination of calls of the cellular operators.

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7- Consolidated Income Statement by segments

First Half - Fiscal Year 2009

	Segments			Variation vs 1H08
(In million of Argentine pesos)	Voice, Data and Internet	Mobile Telephony	Consolidated	Δ $	Δ %
Net Revenues	1,990	3,764	5,754	703	14%
Salaries and social security contributions	(529)	(159)	(688)	(125)	22%
Taxes	(124)	(348)	(472)	(70)	17%
Materials and supplies	(196)	(90)	(286)	(40)	16%
Bad debt expenses	(21)	(51)	(72)	(43)	148%
Interconnection cost	(87)	—	(87)	(9)	12%
Settlement charges	(85)	—	(85)	(18)	27%
Lease of lines and circuits	(39)	(28)	(67)	(10)	18%
Service fees	(97)	(128)	(225)	(52)	30%
Advertising	(49)	(109)	(158)	32	-17%
Agent, Prepaid card commissions and other commissions	(47)	(455)	(502)	(79)	19%
Cost of voice, data and cellular handsets	(19)	(501)	(520)	(72)	16%
Roaming and TLRD	—	(443)	(443)	6	-1%
Others	(152)	(156)	(308)	(69)	29%
Operating Profit before D&A	545	1,296	1,841	154	9%
Depreciation of fixed assets	(316)	(206)	(522)	105	-17%
Amortization of intangible assets	(8)	—	(8)	3	-27%
Operating Profit	221	1,090	1,311	262	25%
Equity income from related companies	—	13	13	13	—
Financial and Holding Income	(87)	(64)	(151)	(143)	—
Other expenses, net	(34)	(38)	(72)	19	-21%
Income from ordinary operations	100	1,001	1,101	151	16%
Taxes on income	(158)	(236)	(394)	(66)	20%
Minority interest	—	(4)	(4)	5	-56%
Net Income / Loss	(58)	761	703	90	15%

8- Consolidated Income Statement by segments
First Half - Fiscal Year 2008

	Segments
(In million of Argentine pesos)	Voice, Data and Internet	Mobile Telephony	Consolidated
Net Revenues	1,764	3,287	5,051
Salaries and social security contributions	(433)	(130)	(563)
Taxes	(115)	(287)	(402)
Materials and supplies	(158)	(88)	(246)
Bad debt expenses	—	(29)	(29)
Interconnection cost	(78)	—	(78)
Settlement charges	(67)	—	(67)
Lease of lines and circuits	(28)	(29)	(57)
Service fees	(79)	(94)	(173)
Advertising	(59)	(131)	(190)
Agent, Prepaid card commissions and other commissions	(42)	(381)	(423)
Cost of voice, data and cellular handsets	(18)	(430)	(448)
Roaming and TLRD	—	(449)	(449)
Others	(123)	(116)	(239)
Operating Profit before D&A	564	1,123	1,687
Depreciation of fixed assets	(383)	(244)	(627)
Amortization of intangible assets	(8)	(3)	(11)
Operating Profit	173	876	1,049
Financial and Holding Income	(13)	5	(8)
Other expenses, net	(68)	(23)	(91)
Income from ordinary operations	92	858	950
Taxes on income	(117)	(211)	(328)
Minority interest	—	(9)	(9)
Net Income / Loss	(25)	638	613

This exposition of the financial statements is not coincident with the individual financial statements for each company due to the eliminations of intercompany operations.

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9- Consolidated Income Statement by segments

Second Quarter - FY 2009

	Segments			Variation vs 2Q08
(In million of Argentine pesos)	Voice, Data and Internet	Mobile Telephony	Consolidated	Δ $	Δ %
Net Revenues	1,011	1,914	2,925	354	14%
Salaries and social security contributions	(283)	(88)	(371)	(78)	27%
Taxes	(65)	(179)	(244)	(41)	20%
Materials and supplies	(102)	(48)	(150)	(23)	18%
Bad debt expenses	(8)	(25)	(33)	(16)	94%
Interconnection cost	(44)	—	(44)	(5)	13%
Settlement charges	(38)	—	(38)	(4)	12%
Lease of lines and circuits	(19)	(5)	(24)	4	-14%
Service fees	(50)	(69)	(119)	(34)	40%
Advertising	(21)	(59)	(80)	37	-32%
Agent, Prepaid card commissions and other commissions	(26)	(236)	(262)	(49)	23%
Cost of voice, data and cellular handsets	(10)	(247)	(257)	(10)	4%
Roaming and TLRD	—	(211)	(211)	19	-8%
Others	(78)	(90)	(168)	(38)	29%
Operating Profit before D&A	267	657	924	116	14%
Depreciation of fixed assets	(161)	(108)	(269)	18	-6%
Amortization of intangible assets	(4)	1	(3)	3	-50%
Operating Profit	102	550	652	137	27%
Equity income from related companies	—	13	13	13	—
Financial and Holding Income	(37)	(20)	(57)	(109)	—
Other expenses, net	(54)	(18)	(72)	(28)	64%
Income from ordinary operations	11	525	536	13	2%
Taxes on income	(56)	(125)	(181)	(2)	1%
Minority interest	—	(3)	(3)	—	—
Net Income / Loss	(45)	397	352	11	3%

10- Consolidated Income Statement by Segments
Second Quarter - FY 2008

	Segments
(In million of Argentine pesos)	Voice, Data and Internet	Mobile Telephony	Consolidated
Net Revenues	901	1,670	2,571
Salaries and social security contributions	(226)	(67)	(293)
Taxes	(55)	(148)	(203)
Materials and supplies	(79)	(48)	(127)
Bad debt expenses	(1)	(16)	(17)
Interconnection cost	(39)	—	(39)
Settlement charges	(34)	—	(34)
Lease of lines and circuits	(13)	(15)	(28)
Service fees	(37)	(48)	(85)
Advertising	(46)	(71)	(117)
Agent, Prepaid card commissions and other commissions	(21)	(192)	(213)
Cost of cellular handsets	(6)	(241)	(247)
Roaming and TLRD	—	(230)	(230)
Others	(68)	(62)	(130)
Operating Profit before D&A	276	532	808
Depreciation of fixed assets	(195)	(92)	(287)
Amortization of intangible assets	(4)	(2)	(6)
Operating Profit	77	438	515
Financial and Holding Income	34	18	52
Other expenses, net	(33)	(11)	(44)
Income from ordinary operations	78	445	523
Taxes on income	(70)	(109)	(179)
Minority interest	—	(3)	(3)
Net Income / Loss	8	333	341

This exposition of the financial statements is not coincident with the individual financial statements for each company due to the eliminations of intercompany operations.

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TELECOM ARGENTINA S.A.

Unconsolidated Information

First Half and Second Quarter - Fiscal Year 2009

(In millions of Argentine pesos)

11- Balance Sheet

	6/30/2009	31/12/2008	Δ $	Δ %
Cash, equivalents and investments	1,476	571	905	158%
Trade receivables	545	487	58	12%
Other current assets	95	83	12	14%
Total Current Assets	2,116	1,141	975	85%
Other Trade receivables	38	55	(17)	-31%
Fixed & Intangible assets	4,207	4,069	138	3%
Investments	1,401	1,825	(424)	-23%
Other non-current assets	3	3	—	0%
Total Non current Assets	5,649	5,952	(303)	-5%
Total Assets	7,765	7,093	672	9%
Accounts payable	702	813	(111)	-14%
Loans	1,234	1,263	(29)	-2%
Reserves	22	25	(3)	-12%
Other current liabilities	393	290	103	36%
Total Current Liabilities	2,351	2,391	(40)	-2%
Accounts payable	26	27	(1)	-4%
Compensation and social benefits payable	85	82	3	4%
Taxes Payable	216	212	4	2%
Others liabilities	138	116	22	19%
Reserves	237	245	(8)	-3%
Total Non Current Liabilities	702	682	20	3%
Total Liabilities	3,053	3,073	(20)	-1%
Shareholders’ equity	4,712	4,020	692	17%
Total Liabilities and Equity	7,765	7,093	672	9%

12- Income Statement
Six-Months Comparison
	6/30/2009	6/30/2008	Δ $	Δ %
Net revenues	2,313	2,035	278	14%
Cost of services provided	(1,192)	(1,113)	(79)	-7%
Gross Profit	1,121	922	199	22%
Administrative expenses	(131)	(104)	(27)	-26%
Selling expenses	(455)	(380)	(75)	-20%
Operating Profit	535	438	97	22%
Equity income from related companies	445	370	75	20%
Financial & holding results	(87)	(11)	(76)	—
Other incomes & expenses net	(33)	(67)	34	51%
Results from ordinary operations	860	730	130	18%
Taxes on income	(157)	(117)	(40)	34%
Net Income	703	613	90	15%

Operating Profit before D&A	857	828	29	4%
As a % of Net Revenues	37%	41%

	6/30/2009	6/30/2008	Δ $	Δ %
Financial and Holding results
Financial results generated by assets
Interest on short term investments	35	33	2	6%
Foreign currency exchange results	59	(17)	76	—
Other financial results	1	—	1	—
Total Financial results generated by assets	95	16	79	—
Financial results generated by liabilities
Interest	(25)	(85)	60	-71%
Foreign currency exchange results	(158)	58	(216)	—
Other financial results	1	—	1	—
Total Financial results generated by liabilities	(182)	(27)	(155)	—
Total Financial and holding results	(87)	(11)	(76)	—

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TELECOM ARGENTINA S.A.

Unconsolidated Information

13- Income Statement

Three Months Comparison

(In million of Argentine pesos)	30/06/2009	30/06/2008	Δ $	Δ %
Net revenues	1,171	1,039	132	13%
Cost of services provided	(618)	(578)	(40)	7%
Gross Profit	553	461	92	20%
Administrative expenses	(68)	(53)	(15)	28%
Selling expenses	(228)	(197)	(31)	16%
Operating Profit	257	211	46	22%
Equity income from related companies	241	197	44	22%
Financial & holding results	(37)	35	(72)	—
Other incomes & expenses net	(53)	(32)	(21)	66%
Results from ordinary operations	408	411	(3)	-1%
Taxes on income	(56)	(70)	14	-20%
Net Income	352	341	11	3%

Operating Profit before D&A	421	410	11	3%
As a % of Net Revenues	36%	39%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 7, 2009	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors